Filed by ActivCard Corp.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: ActivCard S.A.

Registration Statement No. 333-105558

Date: July 18, 2003

ACTIVCARD ANNOUNCES CLOSE OF FOLLOW-ON EXCHANGE OFFER

FREMONT, CA AND SURESNES, FRANCE – JULY 18, 2003 – ActivCard Corp. (Nasdaq: ACTI; Nasdaq Europe: ACTI) and ActivCard S.A. today announced the expiration of ActivCard Corp.’s registered exchange offer to acquire all remaining outstanding common shares and American depositary shares (“ADSs”) of ActivCard S.A. not currently held by ActivCard Corp. The offer expired at 12:00 midnight, New York City time, on Thursday July 17, 2003. All ActivCard S.A. common shares and ADSs validly tendered (and not properly withdrawn) prior to the expiration have been accepted for exchange and will be exchanged promptly for shares of ActivCard Corp.

ActivCard’s exchange agents have advised that approximately 1,157,689 common shares and 744,553 ADSs (including through notices of guaranteed delivery) were tendered and not withdrawn in the follow-on exchange offer prior to its expiration, representing a total of 1,902,242 shares tendered out of the 2,165,532 shares not currently held by ActivCard Corp. ActivCard Corp. will announce the final results of the exchange offer promptly after they have been determined.

About ActivCard

ActivCard, www.activcard.com, is the leader in IDentity Management (IDM) software for remote access, single sign-on and digital ID card solutions. Our scalable IDM and strong authentication solutions are trusted by organizations – from enterprise to governments around the world. ActivCard IDM systems deliver maximum Return On Identity(TM) (ROI) through increased security, reduced cost, and user convenience. The modular product design allows our customers to add capabilities as required, preserving their investment.

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The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties, including risks related to the exchange offer identified in the registration statement on Form S-4 (file no. 333-105558) filed with the Securities and Exchange Commission. Actual results, events and performances may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. ActivCard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NOTE: ActivCard is a registered trademark and ActivCard Return on Identity is a trademark of ActivCard in the United States and/or other countries. All other trademarks are the property of their respective owners in the United States and/or other countries.

ADDITIONAL INFORMATION

We have filed a registration statement, including a prospectus, a Schedule TO and other related documents in connection with the exchange offer with the Securities and Exchange Commission. We urge investors to read these documents because they contain important information applicable to ActivCard, the exchange offer and related matters. Investors will be able to obtain any documents filed with the SEC relating to the transaction free of charge from the SEC’s website at www.sec.gov.

In addition, holders of ActivCard S.A. securities may obtain information and copies of the exchange offer materials from the information agent, Innisfree M&A Incorporated at the following numbers:

•	in the U.S. and Canada, call toll-free at 1-877-750-5836;

•	in the European Union, call toll-free at 00-800-7710-9970;

•	banks, brokers and others, call collect at 212-750-5833.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful under the securities laws of such jurisdiction.

Contacts:

ActivCard Corporate

Julie White

Tel: +1 (510) 574 1708

Jwhite@activcard.com

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